Exhibit 99.1

"Commencement of a Voluntary Offer to Acquire Bachoco Shares".

Celaya, Guanajuato, Mexico, October 6, 2022. Industrias Bachoco S.A.B. de C.V. ("Bachoco") (NYSE: IBA; BMV: BACHOCO), announces, that a vehicle (the Offeror) in which current shareholders of the Robinson Bours family participate communicated to Bachoco’s Board of Directors, the commencement of a voluntary tender offer for up to all of the outstanding shares of Bachoco, including shares represented by American Depositary Receipts (ADRs), which are not owned directly or indirectly by the Offeror or its affiliates, representing approximately 27% of the outstanding capital stock of Bachoco, at a price of Ps. 81. 66 pesos, per share, payable in cash and in Mexican currency. The offer is being conducted concurrently in Mexico and the United States of America.

The tender offer comprises (i) a Mexican offer, made pursuant to a Mexican offer document, open to all holders of Bachoco shares, and (ii) a U.S. offer, made pursuant to an offer to purchase contained in the Schedule TO to be filed with the United States Securities and Exchange Commission, open to all U.S. holders.

The offer is expected to expire on November 4, 2022, unless extended on the terms described in the offer documents disclosed by the Offeror.

For more information:

Investor Relations Area

Phone: (461) 6183 555

Mail: inversionistas@bachoco.net

COMPANY DESCRIPTION. Industrias Bachoco is a leader in the poultry industry in Mexico and one of the largest poultry companies in the world. The Company was founded in 1952, and began trading on the Mexican Stock Exchange and the New York Exchange in 1997. Corporate offices are located in Celaya, Mexico. Bachoco is vertically integrated; its main business lines are: chicken, eggs, balanced feed, pork, among other products. It has more than 1,000 facilities organized into 9 production complexes and 80 distribution centers in Mexico and a production complex in the United States. It currently generates more than 29,000 direct jobs. Bachoco has the following ratings: "AAA (MEX)", the highest rating assigned by Fitch México, S.A. de C.V.; and "HR AAA", which means that the Issuer or the Issue is of the highest credit quality and was granted by HR Ratings de México, S.A. de C.V.

DISCLAIMER. The document contains information that could be deemed forward-looking statements regarding expected future events and results of the Company. The statements reflect management's current beliefs based on currently available information and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in the Annual Information form, which could cause actual results to differ materially from the forward-looking statements contained herein. These risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments in the poultry industry, shareholder liability, government regulation, and environmental matters. Accordingly, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statements.

This press release is not an offer to sell securities in the United States, Mexico, or elsewhere. The securities may not be offered or sold in the United States, Mexico, or any other jurisdiction without registration or an exemption from registration. Any public offering of securities in the United States or Mexico must be made through the preparation of a prospectus or prospectus.

HOLDERS OF THE COMPANY’S AMERICAN DEPOSITARY SHARES AND HOLDERS OF THE COMPANY’S SHARES WHO ARE LOCATED IN THE UNITED STATES ARE ADVISED TO READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, TO BE FILED WITH THE SEC REGARDING THE OFFER OF THE OFFEROR TO ACQUIRE THE COMPANY’S SHARES AND AMERICAN DEPOSITARY SHARES WHEN SUCH STATEMENT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

HOLDERS OF THE COMPANY’S AMERICAN DEPOSITARY SHARES AND HOLDERS OF THE COMPANY’S SHARES MAY OBTAIN FREE COPIES OF THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY THE COMPANY REGARDING THE OFFEROR’S OFFER TO ACQUIRE THE COMPANY’S SHARES AND AMERICAN DEPOSITARY SHARES AT THE SEC’S WEBSITE AT WWW.SEC.GOV